Exhibit (a)(8)

501 Fifth Street, Bristol, TN 37620 T: (423) 989-8000

October 22, 2010

Dear King Shareholder:

We are pleased to inform you that on October 11, 2010, King Pharmaceuticals, Inc. (“King”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pfizer Inc., a Delaware corporation (“Pfizer”), and Parker Tennessee Corp., a Tennessee corporation and wholly owned subsidiary of Pfizer (“Acquisition Sub”).

Under the terms and conditions of the Merger Agreement, and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated October 22, 2010, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all other authorizations, consents, and approvals of or notices or filings with any foreign antitrust or competition regulatory authority having been made or obtained, Acquisition Sub is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the seller in cash without interest and subject to any required withholding taxes.

Unless subsequently extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, November 19, 2010 (which is the end of the day on November 19, 2010), after which time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn. Following the successful consummation of the Offer, Acquisition Sub will merge with and into King on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than those held by Pfizer or any subsidiary of Pfizer, including Acquisition Sub and any Shares held by King as treasury shares, which Shares will be cancelled without any conversion) will be converted into the right to receive in cash, $14.25 per share, net to the seller in cash without interest and subject to any required withholding taxes (or, if a higher amount is paid in the Offer, such higher amount).

On October 11, 2010, the King Board of Directors (the “Board”) unanimously (i) approved the terms of the Merger Agreement, the Offer, Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to King and its shareholders that are unaffiliated with Pfizer, (iii) declared that it is in the best interests of King and its shareholders that are unaffiliated with Pfizer that King enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and (iv) recommended that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Accordingly, King’s Board of Directors unanimously recommends that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Acquisition Sub’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Acquisition Sub in the Offer. These documents set forth the terms and conditions of Acquisition Sub’s Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Brian A. Markison
Chairman, President and Chief Executive Officer